3 January 2006

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Joint Venture Agreement and the Incorporation of New Subsidiaries

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at email : emilyang@wantwant.com.sg or Tel : (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588
Fax: 65-62211588
Co. Reg. No. 199507660Z
Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	28-Dec-2005 18:18:23
Announcement No.	00049

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	JOINT VENTURE AGREEMENT AND THE INCORPORATION OF NEW SUBSIDIARIES
Description	SEE ATTACHED.
Attachments:	WWH_File.pdf Total size = **14K** (2048K size limit recommended)

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WANT WANT HOLDINGS LTD
(Company Registration: 199507660Z)

JOINT VENTURE AGREEMENT AND THE INCORPORATION OF NEW SUBSIDIARIES

The Board of Directors of Want Want Holdings Ltd (the "Company") wishes to announce that it has entered into a joint venture agreement with Mr Chang Feng-Chih and Mr Yeh Jen-Taut to set up the following subsidiaries:-

	Name of Subsidiaries	Country of Incorporation	Registered Capital	Equity Holdings	Principal Activities
i.	Hubei Bao-Want Packaging Materials Ltd	Hubei Province, Xiantao City Industrial Park, PRC	US$250,000	Want Want Holdings Ltd (60%) Lucktime Limited (40%)	Manufacturing, processing and sales of packaging materials
ii.	Bao Want Technology Packaging Materials Co., Ltd (shares held by I Lan Foods Industrial Co., Ltd, a wholly-owned subsidiary of the Company)	Taiwan	NT$1 million	I Lan (60%) Mr Chang Feng-Chih (7.5%) Mr Yeh Jen-Taut (32.5%)	Sales of chemical materials and plastic films/bags

Mr Chang Feng-Chih is the Chair Professor at National Chiao Tung University, Hsinchu, Taiwan. Mr Yeh Jen-Taut is a Professor at National Taiwan University of Science and Technology, Department of Polymer Engineering as well as a Coordinator at the National Science Council in Taiwan (Textile Program).

Mr Chang Feng-Chih and Mr Yeh Jen-Taut have an interest in approximately 18.75% and 81.25% of the share capital in Lucktime Limited, a BVI incorporated company, respectively.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2005. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 28/12/2005 to the SGX